PREMIUM NICKEL RESOURCES LTD. ANNOUNCES FILING OF

Q2 2023 INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Toronto, Ontario, August 29, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) ("PNRL" or the "Company") announces today that the Company's unaudited interim financial statements and related management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2023 have been filed on SEDAR+ (www.sedarplus.ca) and are available on the Company's website at http://www.premiumnickel.ca.

Selected Financial Information

The following amounts are derived from the Company's unaudited condensed interim consolidated financial statements prepared under IFRS.

In Canadian dollars, except per share amounts
	June 30, 2023	June 30, 2022
Net profit (loss)	(5,677,602)	(24,235,060)
Basic profit (loss) per share	(0.05)	(0.30)
Dividends declared	-	-
Share capital	111,457,672	28,389,799
Common shares issued	135,730,527	85,616,075
Weighted average shares outstanding	119,773,438	80,708,849
Total assets	65,641,778	24,661,359
Non-current financial liabilities	17,832,127	28,410,545
Investment in exploration and evaluation assets	39,583,472	17,282,590

Recent highlights include:

  The Company initiated the mobilization of three drills to carry out its 2023 underground drilling program at Selebi North.

  On June 28, 2023, the Company closed its financings with Cymbria Corporation, EdgePoint Investment Group Inc. and certain other entities managed by it, for aggregate gross proceeds of $33,999,200.

  On June 28, the Company repaid its indebtedness to Pinnacle Island LP in full including accrued interest and restatement fee in an aggregate amount of $7,637,329.

  The Company entered into a binding commitment letter with the Liquidator of BCL Limited, which is subject to customary final documentation, to acquire a 100% interest in two additional deposits (Phikwe South and Southeast Extension) located adjacent to and immediately north of the Selebi North historical workings.

  The Company strengthened its management team and Board of Directors with the addition of key personnel with experience in mining operations, finance and corporate governance.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the acquisition by the Company of the Phikwe South and Southeast Extension and the benefits and anticipated costs of acquiring Phikwe South and the Southeast Extension; and other statements that are not historical facts. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.